Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Predecessor				Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004	January 1 through August 10, 2005	August 11 through December 31, 2005	Year ended December 31, 2006
Fixed charges
Interest expense	$10	$8	$28	$14	$228	$616
Amortization of debt issuance costs and debt discount	3	3	1	3	20	40
Portion of rental expense representative of interest	42	50	57	38	25	61

Total fixed charges	$55	$61	$86	$55	$273	$717

Earnings
Income (loss) before income taxes	$543	$615	$761	$288	$(62)	$(139)
Fixed charges per above	55	61	86	55	273	717

Total earnings	$598	$676	$847	$343	$211	$578

Ratio of earnings to fixed charges	10.9	11.1	9.8	6.2	*	*

*	Earnings for the period August 11 through December 31, 2005 and for the year ended December 31, 2006 were inadequate to cover fixed charges by $62 million and $139 million, respectively.